Kim Kaufman Esq. To Call Writer Directly: +1 212 909 3148 kim.kaufman@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

August 18, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jay Williamson

Re:	NB Asset-Based Credit Fund
Registration Statement on Form N-2 (File Nos. 811-24037; 333-283996)

Dear Mr. Williamson:

On behalf of NB Asset-Based Credit Fund, a Delaware statutory trust (the “Fund”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the amendment to the Fund’s Registration Statement on Form N-2, filed on August 7, 2025 (File Nos. 811-24037; 333-283996) (the “Registration Statement”) via telephone on August 12, 2025 from Jay Williamson, Steven Amchan and Daniele Marchesani of the Staff to the undersigned and Lisa Nosal of Kirkland & Ellis LLP and August 14, 2025 from Jay Williamson on the Staff to the undersigned. The Fund is filing Pre-Effective Amendment No. 3 (the “Amendment”) to the Registration Statement concurrently hereto to respond to the Staff’s comments and make certain other changes.

For your convenience, a transcription of the Staff’s comments is included below, followed by the Fund’s response. Please note that we have not independently verified information provided by the Fund. References in the responses to the Fund’s Prospectus or Statement of Additional Information are to those filed as part of the Registration Statement. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

1.	Comment: With respect to the additional shares program (the “Additional Shares Program”), please supplementally provide the Staff a detailed overview of the program, including how a shareholder’s tender offer proceeds may be directed in the event that the shareholder tenders its additional Shares during a certain time frame.

Response: As the Fund previously advised in its letter to the Staff dated August 8, 2025, any shareholder, regardless of the class of Shares it purchases, that invests in the Fund via a participating financial intermediary that has met the eligibility criteria of the Additional Shares Program is eligible to receive additional Shares. There are no payment obligations placed on shareholders as a condition to receive such additional Shares and there are no restrictions placed on those additional Shares.

The exact terms of the Additional Share Program will be finalized following further discussions between the Adviser and/or its affiliates (collectively, “Neuberger”) and financial intermediaries that engage in the Additional Share Program, and the Fund cannot currently advise as to the definitive terms of the program. However, it is currently anticipated that, pursuant to contractual arrangements between Neuberger and either (i) participating financial intermediaries or (ii) shareholders that are clients of such financial intermediaries, those parties will agree that if such shareholders are to tender their Shares during a period of three years following their receipt of additional Shares, the shareholder will agree to direct a portion of its tender offer proceeds corresponding to the initial cost of the additional Shares to Neuberger to repay Neuberger for the purchase of the shareholder’s additional Shares. In order to streamline operational efficiency, it is anticipated that a service provider of the Fund involved in the tender offer, such as its transfer agent, would be authorized to facilitate the direction of tender proceeds to Neuberger so the shareholder is not required to coordinate a separate payment to Neuberger. The Fund would not be involved in this repayment; rather, the transfer agent would simply be executing shareholder instructions on the direction of tender offer proceeds received by the shareholder.

This is no different than the process by which shareholders can currently instruct the transfer agent of other Neuberger-advised funds to direct tender offer proceeds through a fund’s standing form of Letter of Transmittal provided to shareholders in connection with the fund’s tender offers. In essence, it can be anticipated that it is commonplace for a fund’s transfer agent to have operational readiness to direct proceeds from the tender offer to a particular account based on instructions from the shareholder, so the direction provided as part of the Additional Share Program should be able to be effected without additional complexity or cost to the Fund or to shareholders.

If the additional shares are repurchased at a price that is below their initial cost, a corresponding amount from the shareholder’s remaining tender offer proceeds will be directed to Neuberger.

2.	Comment: Please supplementally advise the Staff as to why the Adviser should not be viewed as a statutory underwriter of the Fund in purchasing Shares in the Additional Shares Program. Please also advise why the potential repayment to Neuberger of the initial cost of the additional Shares would not be a condition to the gift of additional Shares. The Staff notes it is reviewing Universalscience.com, Inc. and Rene Perez, Release No. 7879 (Aug. 8, 2000) in its analysis of the “gifting” of additional Shares.

Response: The Fund acknowledges the Staff’s comment and for the reasons set forth below, it supplementally submits that Neuberger is not acting as an underwriter in paying for additional Shares of the Fund on behalf of shareholders pursuant to the Additional Shares Program (the “Additional Share Purchase”), and the potential repayment would not affect that conclusion. Section 2(a)(40) of the 1940 Act defines an underwriter, in relevant part, as “any person who has purchased from an issuer with a view to, or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking”.

The purpose of the Additional Share Purchase is to provide certain shareholders with additional incentive to participate in the Fund’s offering. Neuberger merely is acting to facilitate the issuance of the additional Shares to existing Shareholders and is seeking to ensure that the per Share price for such Shares is equal to the then-current NAV per Share, consistent with other Shares sold in the Fund’s offering. The Additional Share Payment should not be viewed as an offering or sale by Neuberger, since Neuberger is not receiving any consideration for its role in providing the Additional Share Payment, and merely is effectively contributing additional paid-in capital to the Fund on behalf of investors as a “gift”—and not with a view to, or sales in connection with, the distribution of such Shares.

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“Offering” is interpreted by the Commission generally to mean the process pursuant to which an issuer of securities solicits interest in potential investors in its securities.1 This is consistent with the common definition of “offer”, which means, in relevant part, to present or proffer something for someone to accept or reject as so desired. In this case, Neuberger is not offering securities but, rather it is effectively providing a portion of the purchase price from its own resources on behalf of investors that already have participated in the Fund’s offering.

In connection with the provision of the Additional Share Payment, Neuberger will not take any actions consistent with those of an underwriter. For example:

•	Neuberger will not conduct any special selling efforts or methods apart from those of the Fund’s distributor related to the offering in its role as Distributor;
•	Neuberger will not take possession of the Shares purchased in connection with the Additional Share Payment or bear any economic risk related thereto;
•	Neuberger will not be engaged by the Fund or the Distributor to provide the Additional Share Payment, and will not receive any compensation for providing the Additional Share Payment;
•	Only personnel of the Fund’s Distributor will meet with investors, prepare separate marketing or investor materials or conduct any roadshow in connection with the Additional Share Payment;
•	Neuberger will perform no due diligence and serve no gatekeeping function with respect to the Additional Share Payment; and
•	Other than the activities of the Distributor in connection with the offering, Neuberger will not identify prospective investors or solicit any prospective investors and, instead, the Additional Share Payment will be provided only on behalf of existing Shareholders already identified as participating in the Fund’s offering.

The Fund respectfully advises the Staff that the gift of the additional Shares is unconditional as there is no condition on the shareholder for the receipt or continued ownership of the additional Shares; upon issuance, the shareholder will have no obligation to put the additional Shares back to the Fund or to transfer them to Neuberger, and Neuberger will have no ownership or right to direct the disposition of the additional Shares, nor will it receive any distributions or share in any appreciation of the value of the additional Shares. Should the additional Shares be tendered during the three-year window and the tender offer proceeds of the additional Shares be directed to Neuberger, such repayment would be made at the initial cost of the additional Shares and Neuberger would not be benefitting from any appreciation in the value of the Shares (i.e., there is no “profit” to Neuberger in any way from providing this “gift”). Similarly, any distributions paid by the Fund during the period from Share issuance until the time such Shares are accepted for tender would remain with the shareholders. In addition, the Fund does not believe that the transfer of any proceeds from the tender of additional Shares would affect the Fund’s analysis that it is not acting as a statutory underwriter with respect to the additional Shares.

The Fund also recognizes the Staff’s reference to the points raised in Universalscience.com, Inc. and Rene Perez, Release No. 7879 (Aug. 8, 2000). The enforcement action appears to stand for the proposition that a gift of securities, if widely distributed based on general solicitation, can still be an offering even if no monetary consideration is paid to the issuer if the issuer receives some other benefit; and therefore, such a distribution of gifted securities either needs to be registered or exempt from registration.

We believe the transactions contemplated by the Registration Statement are distinguishable from the example for the following reasons:

1 See, e.g., Securities Offering Reform SEC Rel. Nos. 33-8591 (July 19, 2005).

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a.	The Adviser or its affiliate is gifting the Shares, not the issuer, and is not receiving any benefit (such as website traffic in Univerisalscience.com); the Adviser is not being compensated for its role in providing the cash consideration for the additional Shares.

b.	The offering of the Shares will be registered under the Securities Act, and investors have access to all material information about the Fund and the securities being issued.

c.	Critically, the recipients of additional Shares are already participating in the registered offering. Unlike the issuer in Univerisalscience.com, the Adviser is not soliciting holders to receive the gift of Shares – it has played no role in that process. The functional effect of the gift is simply that shareholders that are already buying in the registered offering are receiving extra Shares for their participation and the Adviser is paying the consideration for those Shares. Aside from providing the cash consideration and momentarily holding the Shares for process reasons, the Adviser is not playing a role in the distribution. This is distinct from the issuer in Univerisalscience.com, which was conducting the solicitation itself.

We understand that the Staff is continuing to review these issues. We have removed the language under “Other Payments” in the Amendment and will not commence the Additional Shares Program. Once the Registration Statement is declared effective by the Staff, the Fund will file an amendment to the Registration Statement including language with respect to the Additional Shares Program and re-engage in related discussions with the Staff.

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If you have any questions, please feel free to contact the undersigned by telephone at (212) 909-3148 (or by email at kim.kaufman@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Kim Kaufman, Esq.
Kim Kaufman, Esq.

cc:	Nicole M. Runyan, P.C., Kirkland & Ellis LLP
Corey A. Issing, Esq., Neuberger Berman Investment Advisers LLC
Steven Amchan, Securities and Exchange Commission
Daniele Marchesani, Securities and Exchange Commission
Karen Rossotto, Securities and Exchange Commission
Christian Sandoe, Securities and Exchange Commission
Jay Williamson, Securities and Exchange Commission
Christina Fettig, Securities and Exchange Commission
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